U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of October 2006

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1. Press Release dated October 31, 2006, relating to the announcement of earnings results for the third quarter 2006.

2. Press Release dated October 31, 2006, relating to allocation of stock options.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	October 31, 2006	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Operating Officer, Chief Financial Officer and Executive Vice President

Trend Micro Reports Record Third Quarter Revenue

US and Europe lead revenue growth.

Company’s net sales increase by 17% year over year

Tokyo, Japan – October 31, 2006 – Trend Micro, Incorporated (TSE: 4704, NASDAQ: TMIC), a leader in network antivirus and Internet content security software and services, today announced earnings results, including record net sales for the third quarter 2006.

Trend Micro posted consolidated net sales of 21.0 billion Yen (or US $180.54 million, 116.33 JPY = 1USD), operating income of 6.11 billion Yen (or US $52.53 million) and net income of 3.82 billion Yen (or US $32.85 million) for the quarter. These figures reflect 17 percent growth in net sales compared to the same period a year ago.

The Company continued to enjoy steady growth around the world, led by a 19 percent year-over-year revenue increase in North America and 17 percent in Europe, closely followed by Japan at 16 percent growth. Much of the company’s worldwide growth was buoyed by strong sales in SMB and consumer solutions which experienced a 19 percent and 20 percent increase respectively, year-over-year.

Continuing growth was further supported with the introduction of three new solutions. Trend Micro launched InterScan Gateway Security Appliance, a solution specifically designed to meet the content security needs of medium-sized businesses during August 2006. In September 2006, the Company introduced its latest consumer security offering - Trend Micro Internet Security an all-in-one solution against identity theft. Also in September, Trend Micro announced its latest landmark in content security innovation with the release of InterCloud Security Service, a service than enables the identification of botnet activity and offers customers the ability to quarantine and optionally clean bot-infected PCs.

“In the third quarter, we were very pleased with our progress in delivering security solutions designed specifically to meet the needs of our different sized customers,” said Eva Chen, CEO of Trend Micro. “We delivered new solutions against malicious content and attacks and will continue this momentum with our focus on protecting customers from web based threats that can result in data leakage and information theft. This steadfast focus helps strengthen our potential for growth now and in the future.”

Based on information currently available to the company, consolidated net sales for the fourth quarter ending December 31, 2006 is expected to be 22.80 billion Yen (or US $194.87 million, based on an exchange rate of 117JPY = 1USD). Operating income and net income are expected to be 7.10 billion Yen (or US $60.68 million) and 3.80 billion Yen (or US $32.48 million), respectively.

Third Quarter Business Highlights

Corporate

•	Trend Micro was listed on the Dow Jones Sustainability Indexes for the third year running. Inclusion suggests long-term value for shareholders based on corporate governance, environmental and social reporting, customer relationship management, strategic planning, risk and crisis management, and talent retention.

•	In August 2006, Trend Micro was recognised as number 9 on the Cape Horn Strategies “2006 Software Industry Sustained Success Honor Roll” having achieved 9 consecutive years of profitable growth.

•	New customers in the third quarter included:

In the United States and Canada – Celestica. In Europe - BT Nederland N.V., Gemeentewerken Rotterdam (local authority of Rotterdam), Smurfit Kappa Group, HSBC and Iberia and in China – ICBC (Industrial & Commercial Bank of China), Xizang Mobile (Tibet Mobile) and An Hui Electric Power.

Patents

Trend Micro was awarded the following patents in the third quarter 2006:

•	U.S. Patent No. 7,099,853, entitled “Configurable Hierarchical Content Filtering System” covers a content filtering scanning method that distributes the scanning of incoming data against a knowledge base to more than one computer. This technology advantageously allows a complete pattern file to be segmented, with different computers scanning incoming data using different segments of the pattern file.

•	U.S. Patent No. 7,062,553, entitled “Virus Epidemic Damage Control System and Method for Network Environment” covers a method of early virus detection by analyzing whether identical sections of files have been modified over a certain time interval. According to a specific example of the patented technology, a network system finds all files having been modified within a predetermined time interval and analyzes the modifications. If the modified sections of the modified files are identical or similar, the network is alerted of a possible virus outbreak, allowing early containment and quarantine.

Channel

•	In August 2006, U.S. based solution-provider readers of CMP Technology’s VARBusiness magazine recognized Trend Micro in the Annual Report Card (ARC) award program, for the outstanding satisfaction levels it provides. Trend Micro received the Product Innovation award, for the third consecutive year, and Loyalty award in the Security Management Software category from the biweekly magazine that provides strategic insight to technology integrators

•	In August 2006, Trend Micro announced a distribution agreement with Westcon Group, Inc., in which Comstor and Westcon divisions will have access to the entire Trend Micro product line for customers in the United States.

•	In Europe during August, Trend Micro also announced a pan-European partnership with added-value distributor Westcon Group, focussed exclusively around Westcon Group’s distribution of Cisco’s 5500 series Adaptive Security Appliance (ASA). Trend Micro provides content security for the ASA 5500 series family offering customised and comprehensive protection against a variety of security threats.

Product

Trend Micro introduced the following products in the third quarter 2006:

•	Trend Micro InterScan Gateway Security Appliance - designed for mid-sized organisations that are looking for an easy to install, easy to maintain content security solution. While protecting corporate and personal data, the appliance supports employee productivity and it includes an anti-bot functionality to help prevent internal PC’s from becoming zombies.

•	Trend Micro Internet Security – the 2007 Internet Security release incorporates Trend Micro’s well-known PC-cillin™ engine and anti-malware protection along with a host of new features addressing threats such as rootkits, spyware, phishing and the growing problem of identity-theft. The Trend Micro Internet Security subscription also includes TrendSecure™, new online security services. TrendSecure offers added security for consumers who not only connect at home, but often while they are on the go. TrendSecure is currently available in English and Japanese.

•	Trend Micro InterCloud Security Service – is the industry’s most advanced solution for the identification of botnet activity and enables customers to quarantine and optionally clean bot-infected PCs. It is designed to meet the performance and scalability requirements of Internet Service Providers (ISPs), universities, and other large network providers. The solution incorporates a Service Delivery Platform and a service subscription that leverages Trend Micro’s expertise in threat identification, analysis, mitigation and remediation.

Notice Regarding Forward-looking Statements

Certain statements that we make in this release are forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties.

Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

•	Difficulties in addressing new virus and other computer security problems

•	Timing of new product introductions and lack of market acceptance for our new products

•	The level of continuing demand for, and timing of sales of, our existing products

•	Rapid technological change within the antivirus software industry

•	Changes in customer needs for antivirus software

•	Existing products and new product introductions by our competitors and the pricing of those products

•	Declining prices for products and services

•	The effect of future acquisitions on our financial condition and results of operations

•	The effect of adverse economic trends on our principal markets

•	The effect of foreign exchange fluctuations on our results of operations

•	An increase in the incidence of product returns

•	The potential lack of attractive investment targets and

•	Difficulties in successfully executing our investment strategy We assume no obligation to update any forward-looking statements. For more details regarding risk factors relating to our future performance, please refer to our filings with the U.S. Securities and Exchange Commission.

About Trend Micro, Inc.

Trend Micro Incorporated is a pioneer in secure content and threat management. Founded in 1988, Trend Micro provides individuals and organizations of all sizes with award-winning security software, hardware and services. With headquarters in Tokyo and operations in more than 30 countries, Trend Micro solutions are sold through corporate and value-added resellers and service providers worldwide. For additional information and evaluation copies of Trend Micro products and services, visit our Web site at www.trendmicro.com.

# # #

Trend Micro, the t-ball logo, OfficeScan, PC-cillin, and VirusWall are trademarks or registered trademarks of Trend Micro Incorporated. TrendLabs is a service mark of Trend Micro Incorporated. All other company or product names may be trademarks or registered trademarks of their owners.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp

Supplementary Information

1.	Consolidated Unaudited Results of Operations for Third Quarter Ending September 30, 2006 (US GAAP)

*Figures for the Third quarter of 2006 and 2005 are not audited.

(1) Consolidated Results of Operations

	FY 2006				FY 2005
	Current third quarter From July 1, 2006 To September 30, 2006	Growth Rate	Year-to-date results From January 1, 2006 To September 30, 2006	Growth Rate	Previous third quarter From July 1, 2005 To September 30, 2005	Year-to-date results From January 1, 2005 To September 30, 2005
	Millions of yen	%	Millions of yen	%	Millions of yen	Millions of yen
Net sales	21,002	16.8	61,675	17.6	17,975	52,465
Cost of sales *	3,886	41.9	11,391	45.8	2,739	7,816
Operating expenses *	11,005	31.4	30,455	21.7	8,374	25,016

Operating income	6,111	(10.9)	19,829	1.0	6,862	19,633
Other incomes (expenses)	793	109.7	1,304	41.4	378	923

Net income before taxes	6,904	(4.6)	21,133	2.8	7,240	20,556

Income taxes	3,130	9.0	9,372	21.3	2,872	7,730

Minority interest in income of consolidated subsidiaries	(0)	(321.5)	(1)	263.3	0	(0)
Equity in earnings of affiliated companies	48	178.4	59	20.5	17	49

Net income	3,822	(12.9)	11,819	(8.2)	4,385	12,875

*	In current third quarter, (Yen)1,258 million of Stock option expense was incurred. Also, in year-to-date results of FY2006, (Yen)3,737 million of Stock option expense was incurred and (Yen)1,766 million of one time payment (receipt) related to intellectual property usage was allocated as reduction of expenses.

(2) Segment information

(By region)

Net Sales to external customers

	FY 2006		FY 2005
	Current third quarter From July 1, 2006 To September 30, 2006	Year-to-date results From January 1, 2006 To September 30, 2006	Previous third quarter From July 1, 2005 To September 30, 2005	Year-to-date results From January 1, 2005 To September 30, 2005
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Japan	8,068	24,141	6,942	21,190
North America	4,970	13,805	4,182	11,067
Europe	5,139	15,160	4,391	13,220
Asia Pacific	2,178	6,614	1,943	5,708
Latin America	647	1,955	517	1,280

Total	21,002	61,675	17,975	52,465

Deferred Revenue

	FY 2006 As of September 30, 2006	FY 2005 As of September 30, 2005

	Millions of yen	Millions of yen
Japan	16,638	13,319
North America	12,058	7,282
Europe	9,216	7,321
Asia Pacific	3,268	2,428
Latin America	1,267	900

Total	42,447	31,250

<Note>	Classification of countries and regions into each segment.
	North America Europe Asia Pacific Latin America	: U.S.A : Italy, Germany, France, UK, Ireland : Taiwan, Korea, Australia, Hong Kong, Malaysia, New Zealand, China, Singapore, Thailand, India : Brazil, Mexico

(By customer type)

Net Sales to external customers

	FY 2006		FY 2005
	Current third quarter From July 1, 2006 To September 30, 2006	Year-to-date results From January 1, 2006 To September 30, 2006	Previous third quarter From July 1, 2005 To September 30, 2005	Year-to-date results From January 1, 2005 To September 30, 2005
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Enterprise	6,302	17,442	—	—
Small and mid size business	10,032	29,575	—	—
Consumer	4,668	14,658	—	—

Total	21,002	61,675	—	—

Net Sales to external customers for previous third quarter and year-to-date results of FY2005 can not be separated by the customer type.

(3) Basis of consolidation

The number of consolidated subsidiaries	19	(19 in overseas)
The number of unconsolidated subsidiaries	-

(4) Increase (Decrease) of major assets, liabilities and shareholders’ equity

	As of September 30, 2006	Increase (Decrease)	As of December 31, 2005
	Millions of yen	Millions of yen	Millions of yen
(Assets)
Cash and cash equivalents	66,850	7,237	59,613
Notes and accounts receivable, trade -less allowance for doubtful accounts and sales return allowance	15,779	(3,420)	19,199
Marketable securities and investment securities	39,210	5,655	33,555
Goodwill	2,540	410	2,130
(Liabilities)
Deferred revenue (Total of current and long term)	42,447	7,066	35,381
(Minority interest)
Minority interest in consolidated subsidiaries	6	1	5
(Shareholders’ equity)
Treasury stock	(14,227)	(6,944)	(7,283)

(Note) In order for the warrants to be granted or transferred to the directors and certain employees of the Company and the directors and certain employees of an affiliated company, the Company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Japanese Commercial Code, the redemption and retirement of these bonds are restricted when the total amount of the bonds is less than the total amount of the issue price of the stocks from unexecuted warrants. To reduce interest costs, the Company repurchased some of the issued bonds after warrants were detached. Based on the above reason, the Company intends to hold the treasury bonds until they can be retired legally which is substantially the same as redemption. Thus, bonds and treasury bonds ((Yen)4,000 million as of December 31, 2005) are disclosed in net amount in the balance sheet.

2.	Projected consolidated earnings for the next quarter and the whole fiscal year (US GAAP)

	Net sales	Operating income	Net income
	Millions of yen	Millions of yen	Millions of yen
4th Qtr (Oct 1, 2006 through December 31, 2006)	22,800	7,100	3,800
Whole fiscal year (January 1, 2006 through December 31, 2006)	84,475	26,928	15,618

The company expected that (Yen)1,215 millions and (Yen)4,952 millions of Stock option cost will be incurred as part of

“Cost of sales” and “Operating expense” in the 4th quarter and for the whole fiscal year, respectively.

(Note) If we found through our calculation conducted from time to time that the net sales fluctuate from the most recent quarterly projection by more than 10%, or operating income or net income fluctuates by more than 30%, we will announce the revision of the earnings projection.

Trend Micro Notice Relating to Allocation of Stock Options

(Stock Acquisition Rights)

Tokyo, Japan –October 31, 2006 - Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today at a meeting of its Board of Directors determined the details of stock acquisition rights to be issued as stock options (the “Stock Acquisition Rights”) pursuant to the provision of Article 280-20 and 280-21 of the Commercial Code prior to the amendment on May 1, 2006 and the resolution at the 17th ordinary general meeting of shareholders on March 28, 2006.

1. Issue date of stock acquisition rights:

October 31, 2006

2. Number of stock acquisition rights to be issued:

2,906 (The number of shares to be issued upon exercise of each Stock Acquisition Right is 500)

3. Class of shares subject to the exercise of stock acquisition rights:

Common shares of the Company

4. Issue price of stock acquisition rights:

None

5. Amount to be paid upon exercise of stock acquisition rights (exercise price):

To be decided on November 8, 2006

6. Aggregated amount to be issued or transferred upon exercise stock acquisition rights:

To be decided on November 8, 2006

7. Exercise period of the stock acquisition rights:

From November 8, 2007 to November 7, 2011

8. Amount to be accounted for as stated capital:

The amount to be accounted for as stated capital shall mean an amount obtained by multiplying the exercise price (to be decided on November 8, 2006) by 0.5, with any fraction amounts to be rounded up to a full yen.

9. Individuals who will be allotted the stock acquisition rights:

The directors, employees of and staff seconded to, the Company and its affiliates, a total of 1,173 persons

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Operating Officer / Chief Financial Officer / IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp